Exhibit 21.1

List of Subsidiaries

Subsidiaries	Countries Registered In

Arran Services Limited	British Virgin Islands

Mystaru Limited	Hong Kong, The People’s Republic of China

Alpha Century Holdings Limited	British Virgin Islands

3G Dynasty Inc.	British Virgin Islands

Subaye.com, Inc.	United States of America, Delaware

Guangzhou Panyu Metals & Materials Limited	The People’s Republic of China

Guangzhou Tcom Computer Tech Limited	The People’s Republic of China

Mystaru.com, Inc.	United States of America, Delaware